GENUINE PARTS COMPANY
2999 WILDWOOD PARKWAY SE
ATLANTA GA 30339

Bert Nappier	(678) 934-5207
Executive Vice President & CFO

November 5, 2024

Blaise Rhodes and Rufus Decker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re: Genuine Parts Company
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-05690

Dear Mr. Rhodes and Mr. Decker:

Reference is made to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated October 3, 2024 to Bert Nappier of Genuine Parts Company (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2023, filed with the Commission on February 22, 2024. In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company.

This letter provides a supplemental response to the Staff’s comment no. 2 of the Comment Letter, as requested by the Staff via a telephone call on October 31, 2024. For convenience, the Staff’s comment no. 2 is repeated below, followed by our supplemental response thereto.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 41

2.Please revise the other assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Also, present acquisitions separately from other investing activities and further breakout any material components. Refer to ASC 230-10-45-7 and 45-29.

As a supplement to our response letter dated October 30, 2024, an example of the updated presentation we will include in future filings is provided below, using our Statements of Cash Flows for years ended December 31, 2023 and 2022. We have separately presented changes in current and noncurrent other assets from changes in current and noncurrent other liabilities. In addition, we have separately presented operating lease right of use assets and operating lease current and noncurrent liabilities as material components previously aggregated within changes in the other assets and liabilities line item. Please note the adjustment for non-cash activities related to leases is disclosed in our Leased Properties Footnote as well. In addition, we have presented acquisitions of businesses separately from other investing activities.

Genuine Parts Company and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Year ended December 31,
	2023	2022
Operating activities:
Net income	$1,316,524	$1,182,701
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	350,529	347,819
Deferred income taxes	42,114	2,220
Share-based compensation	57,226	38,058
Gain on sale of real estate	—	(102,803)
Other operating activities	(41,626)	18,377
Changes in operating assets and liabilities:
Trade accounts receivable, net	31,989	(244,371)
Merchandise inventories, net	(69,148)	(380,420)
Trade accounts payable	2,038	676,406
Operating lease right-of-use asset	344,580	370,476
Other current and noncurrent assets	(168,742)	(19,948)
Operating lease current and noncurrent liabilities	(355,335)	(372,733)
Other current and noncurrent liabilities	(74,539)	(48,811)
Net cash provided by operating activities	1,435,610	1,466,971
Investing activities:
Purchases of property, plant and equipment	(512,675)	(339,632)
Proceeds from sale of property, plant and equipment	25,099	145,007
Acquisitions of businesses	(306,881)	(1,690,208)
Proceeds from divestitures of businesses	10,754	33,604
Proceeds from sale of investment	80,482	—
Proceeds from settlement of net investment hedge	—	158,441
Other investing activities	(2,571)	8,548
Net cash used in investing activities	(705,792)	(1,684,240)
Financing activities:
Proceeds from debt	3,769,132	5,108,641
Payments on debt	(3,237,959)	(4,147,773)
Shares issued from employee incentive plans	(24,145)	(17,377)
Dividends paid	(526,674)	(495,917)
Purchase of stock	(261,473)	(222,726)
Other financing activities	(11,042)	(19,747)
Net cash (used in) provided by financing activities	(292,161)	205,101
Effect of exchange rate changes on cash and cash equivalents	10,887	(49,070)
Net increase (decrease) in cash and cash equivalents	448,544	(61,238)
Cash and cash equivalents at beginning of year	653,463	714,701
Cash and cash equivalents at end of year	$1,102,007	$653,463

Should you have any questions regarding our responses to the Commission’s comments, please feel free to reach out to Stephen Gentry, Vice President – Financial Services and Controller, at (678) 934-5062 or Bert Nappier, Executive Vice President and Chief Financial Officer, at (678) 934-5207.

Sincerely,

Genuine Parts Company

/s/ Bert Nappier

Bert Nappier
Executive Vice President and Chief Financial Officer

bcc:    Will Stengel – President and Chief Executive Officer
Chris Galla – Senior Vice President, General Counsel and Corp. Secretary
Randy Gregson – Ernst & Young LLP
Zack Davis – King & Spalding LLP